Exhibit 99.1

Medigus Files Annual Report on Form 20-F for the Year Ended December 31, 2018

OMER, Israel, March 28, 2019 – Medigus Ltd. (“Medigus” or the “Company”) (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endo-surgical tools and an innovator in direct visualization technology, announced today that the Company’s annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2018 was filed with the Securities and Exchange Commission on March 28, 2019. The report is available through the Securities and Exchange Commission’s website (www.sec.gov) as well as via the Medigus website (www.medigus.com). Shareholders may receive a hard copy of the annual report free of charge upon request to the Company.

About Medigus

Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus is also in the process of obtaining regulatory clearance in China.

As an expert in micro-endoscopic devices, Medigus developed the Micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes Micro ScoutCam™ 1.2, which, to the best of the company's knowledge, is the smallest camera in the world. Micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration is at the forefront of the micro ScoutCam™ portfolio’s design. All Micro ScoutCam™ cameras are manufactured at the Medigus facilities, in a controlled environment which is compliant with ISO 7 per the ISO 14644-1 Standard and ISO13485 Quality Management System.

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Contact (for media only):

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com